SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter – September 2011	Analysis of the Result of the Consolidated

ELETROBRAS’ PERFORMANCE DURING THE THIRD QUARTER OF 2011

Eletrobras found in the third quarter 2011 net income of R$ 1.564 million (equivalent to R$ 1.38 per share). This income is 379% higher than the profit of R$ 327 million recorded in the second quarter of 2011 (R$ 0.29 per share). Compared to the third quarter of 2010, when it was determined a net income of R$ 145 million net income for the quarter increased by 979%.

Eletrobras found in the period from January to September net income of R$ 3,176 million, equivalent to R$ 2.82 per share, 85% higher than registered in 2010, when it was determined a net income of R$ 1,720 million, equivalent R$ 1,52 per share.

Highlights of the consolidated results for the period from January to September 2011:

· Net Operating Revenues:         R$ 20,689.5 million

· Operating Income:                  R$ 3,245.8 million

· Operating Income Growth:       27.1% compared to the same period in 2010

· Net income:                            R$ 3,175.5 million

· Ebitda (earnings before interest, taxes, depreciation and amortization):  R$ 5,066.4 million

. Consolidated Stockholders' equity:   R$ 77,738 .2 million

· Return on Stockholders' equity:   4.1% in the period of nine months

. Net Income of Foreign Exchange: R$ 768.7 million

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Apendix of Marketletter, after the Financial Statement for each company.

Marketletter – September 2011	Analysis of the Result of the Consolidated

1 .  Analysis of Consolidated Results

January to September			Quarter
2011*	2010*		2nd Quarter 2011	3rd Quarter 2011	3rd Quarter 2010
23,387	21,436	Eletric Power Operations (a)	6,781	8,054	7,824
-1,247	-1,095	(-) Regulatory charges	-417	-431	-394
-789	-681	(-) ICMS tax	-259	-278	-186
-1,409	-1,332	(-) Energy purchased for resale	-474	-460	-509
-2,476	-2,647	(-) Fuel for electricity production	-786	-757	-954
-375	-184	(-) Usage of the electric grid	-125	-111	203
-1,053	-1,150	(-) Remuneration and Reimbursement	-328	-385	-354
-965	-794	(-) Personnel, Material and Services	-300	-369	-270
-5,603	-5,245	(-) Construction	-1,946	-1,944	-2,006
-2,416	-1,954	(-) Depreciation and amortization	-200	-1,039	-736
-1,244	-1,203		-408	-412	-417
5,810	5,150	Shareholdings	1,539	1,869	2,198
576	472	PASEP and COFINS	225	188	166
-1,788	-1,986	Operating provisions	-624	-846	-1,071
4,599	3,637		1,140	1,210	1,294
543	656	Interest income	163	219	233
1,110	382	Monetary and exchange variation	-188	1,515	-455
-1,237	-1,198	Debt charges	-559	-269	-424
147	242	Other financial results	-105	63	301
-1,191	-1,362	Income Tax and Social Contribution	98	-710	-418
3,971	2,356		549	2,028	532
-777	-609	Others Results*	-202	-470	-368
3,194	1,747	Net Income	347	1,558	163
19	26	Minority Shareholders	20	-6	19
3,176	1,720	Consolidated net income	327	1,564	145

(a)see section 1.2

1.1          Variation in Third Quarter

The results for the third quarter of 2011 compared to the previous quarter, presented an increase of R$ 1,211 million, mainly for the following items:

The Electric Power Operations, described in Table 1.2 which details the net operating revenues, presented in the third quarter of 2011, an increase of 18.8% over the second quarter of 2011 from R$ 6,781 million last quarter to R$ 8,054 million this quarter, mainly due to:

•          The energy sales increased by 10.5% from R$ 4,439 million in the second quarter of 2011 to R$ 4,906 million in the third quarter due to market developments, especially the subsidiary that made Chesf recorded negative outstanding of R$ 137.0 million in the second quarter of 2011 due to the recalculation of the settlements within the Câmara de Comercialização de Energia Elétrica - CCEE, in the short-term market, against a positive value of R$ 18.0 million in third quarter of 2011.

•          Updating of Rates of Return, the transmission segment, an increase of 45.2%, from R$ 559 million last quarter, to R$ 811 million this quarter due to an increase of ownerships shares in transmission companies, consolidated.

Operating provisions grew by 35.6%, mainly influenced by the registration statement relating to the Program Voluntary Termination of subsidiaries Furnas and Eletronorte in the amount of R$ 429.5 million and R$ 137.6 million, respectively.

Financial result showed a positive variation of 321.8%, from a net expense of R$ 689 million last quarter, for a net revenue of R$ 1,528 million this quarter. This result is mainly due to foreign exchange and monetary variation. The exchange rateover our assets and liabilities indexed to foreign currencies (mainly U.S. dollars) presented in the third quarter of 2011 a range of 461%, from a net expense of R$ 404.1 million to a net income of R$ 1.4586 billion. The variation presented a monetary devaluation of 74% from R$ 216.5 million to R$ 56.5.

Marketletter – September 2011	Analysis of the Result of the Consolidated

1.2          Net Operating Revenue

CONSOLIDATED			CONSOLIDATED
2011	2010		2nd Quarter 2011	3rd Quarter 2011	3rd Q / 2nd Q
		a) GENERATION
		Commercialization
14,107	13,742	Supply / Energy Sold	4,439	4,906	1.11
656	179	Financial Asset/ Itaipu Transfer (3)	60	-39	-0.64
		OTHERS
		B) TRANSMISSION
1,895	1,420	Revenue from construction	726	780	1.07
1,263	1,064	Revenue from operating and maintenance	-166	445	-2.68
2,043	1,835	Return Tax update - Transmission	559	811	1.45
		c) DISTRIBUTION
2,878	2,616	Supply	1,003	1,006	1.00
521	565	Revenue from construction	11	502	47.18
24	14	Revenue from operating and maintenance	150	-357	-2.39
23,387	21,436	(a) Eletric Power Operations	6,781	8,054	0.19
761	759	Other Revenues	235	226	0.96
24,149	22,195	TOTAL	7,017	8,280	1.18
		OPERATING REVENUE DEDUCTIONS
438	417	Global Reversion Reserve - RGR	141	157	1.11
441	279	Fuel Consumption account - CCC	154	146	0.95
74	101	Development of energy account - CDE	25	26	1.04
104	124	Alternative sources incentive Program - PROINFA	36	37	1.02
789	681	ICMS	259	278	1.07
1,409	1,332	PASEP and COFINS	474	460	0.97
203	186	Other Deductions	224	80	0.36
3,459	3,119		1,313	1,183	0.90

20,689	19,076	Resultd from Energy Operations	5,703	7,097	1.24

20,689	19,076	Net Operating Revenue	5,703	7,097	1.24

1.3          Consolidated Financial Statements (consolidated)

	3rd Q 2010 (R$ million)	3rd Q 2011 (R$ million)	2nd Q 2011 (R$ million)	Variation 3Q x 2Q	2011 (R$ million)	2010 (R$ million)	Variation 11 x 10
Net Operating Income	7,000	7,097	5,703	24.4%	20,689	19,076	8.5%
Personnel Materials and Services	2,006	1,944	1,946	-0.1%	5,603	5,245	6.8%
Depreciation	417	412	408	1.0%	1,244	1,203	3.4%
Other costs	3,817	4,189	2,800	49.6%	10,596	10,073	5.2%
EBITDA	1,343	1,152	1,018	13.1%	5,066	4,230	19.8%
Financing Payable¹	9,494	29,611	25,365	16.7%	29,611	9,494	211.9%
Cash, Marketable securities	14,001	11,981	12,287	-2.5%	11,981	14,001	-14.4%
Net Debt	(4,507.29)	17,630	13,078	34.8%	17,630	(4,507.29)	491.1%
Stockholders Equity (SE)	70,608	77,738	76,278	1.9%	77,738	70,608	10.1%
Net Income	145	1,564	327	378.9%	3.176	1,720	84.6%
Net Income / Stockholders Equity	0.2%	2.0%	0.4%	1.6 p.p.	4.1%	2.4%	1.6 p.p.
PMS/Net Operating Income	28.7%	27.4%	34.1%	-6.7 p.p.	27.1%	27.5%	-0.4 p.p.
Net Debt/ EBITDA	-3.4	15.3	12.8	19.2%	3.5	-1.1	426.6%
EBITDA Margin	19.2%	16.2%	17.9%	-1.6 p.p.	24.5%	22.2%	2.3 p.p.
¹ The value contains part of the Itaipu debt to third parties
p.p. – percentual points

Marketletter – September 2011	Analysis of the Result of the Consolidated

Energy Sold in the first Nine Months of 2011 - TWh

In terms of evolution of the energy market, the companies of Eletrobras, in the first nine months of 2011, sold 186 TWh of energy, versus 185 TWh traded in the same period of previous year, representing an increase of 0.4%.

1.4  EBITDA Evolution of Subsidiary Companies

The EBITDA of Eletrobras Subsidiaries below, resulted in the third quarter of 2011 R$ 1,184 million, representing a decrease of 4.8% over the second quarter of 2011, when EBITDA totaled R$ 1,244 million.

From January to September of 2011, the EBITDA of Eletrobras was R$ 4,286 million, representing a decrease of 12% compared to the same period of last year.

Excluding the extraordinary effects related to the Impairment and Readjustment of Staff Plan (PREAC) recorded by Furnas and Eletronorte, related to the Provision of Balbina Plant and Voluntary Dismissal Incentive Plan (PIDV), these two companies indicate, respectively, EBITDA R$ 1,471 million and R$ 1,127 million, with the consequent increase in EBITDA margin from 11% to 26% in the case of Furnas, and from 23% to 30% for Eletronorte. The sum of the EBITDA of subsidiaries, would beof R$ 3,996 million to R$ 5.092 million, 4% higher than the value recorded in the period from January to September 2010.

	EBITDA
Company	2011	2010	%	3rd Q 2011	2nd Q 2011%
Furnas	633	1,221	-48.2%	143	154	-6.9%
Chesf	1,723	2,115	-18.6%	574	489	17.5%
Eletronorte	870	663	31.1%	249	257	-3.0%
Eletrosul	223	253	-12.2%	103	38	173.2%
EletroNuclear	645	562	14.9%	183	281	-34.9%
CGTEE	193	57	238.7%	63	67	-5.8%
SubTotal	4,286	4,872	-12.0%	1,315	1,284	2.4%
Distributors	(289)	11	-2775.4%	(131)	(40)	-227.2%
Total	3,996	4,883	-18.2%	1,184	1,244	-4.8%

	Ebitda Margin
Company	2011	2010	%	3rd Q 2011	2nd Q 2011%
Furnas	11%	25%	-54.9%	7%	8%	-8.8%
Chesf	43%	53%	-19.7%	40%	35%	14.2%
Eletronorte	23%	19%	18.8%	17%	19%	-9.3%
Eletrosul	24%	36%	-32.6%	23%	14%	62.2%
EletroNuclear	47%	43%	9.2%	42%	61%	-31.7%
CGTEE	47%	15%	216.1%	45%	50%	-11.2%
SubTotal	27%	45%	-41.2%	22%	23%	-3.6%
Distributors	-10%	0%	-2669.9%	-13%	-4%	-206.9%
Total	21%	36%	-41.7%	17%	19%	-10.4%

EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization.

Marketletter – September 2011	Analysis of the Result of the Consolidated

2. Analysis of the Results of the Parent Company

2.1. Eletrobras Shareholdings

The recognition of the achievements of enterprises invested by Eletrobras positively impacted the Company's results in 2011 at R$ 552 million, resulting from the evaluation of corporate investments. This figure represented an increase of 77% if compared to the amount of R$ 312 million for the same period last year, highlighting the result of the equity of our subsidiaries that grew by 252% from R$ 107 million in the second quarter to R$ 377 million in the third quarter.

The 9 months results of 2011, recognition of the achievements of companies invested by Eletrobras positively impacted the Company's results in R$ 1,820 million, resulting from the evaluation of corporate investments. This represented a 35% reduction in the amount of R$ 2,803 million for the same period last year, especially the result of the equity of affiliated companies that grew by 13%, from R$ 356 million in 2010 to R$ 403 million in 2011, as shown below:

	3rd Q 2011	2nd Q 2011	09/30/2011	09/30/2010
Investments in subsidiaries
Equivalency equity	377,092	107,148	1,292,672	2,341,775
Income from capital - ITAIPU	2,366	786	33,030	35,345
	379,457	107,934	1,325,701	2,377,120

Investiments in affiliates
Equivalency equity	137,047	152,951	402,909	355,902

Other investiments	35,415	51,570	91,876	69,705
TOTAL	551,920	312,455	1,820,487	2,802,727

The analysis of the results of our subsidiaries can be found in the Appendix

Marketletter – September 2011	Analysis of the Result of the Consolidated

2.2 .  Financial Result

The Financial Results impacted positively in the third quarter of 2011 period, the result of Eletrobras in R$ 2,294 million, 9,981% over the result obtained in the previous quarter, when it was registered an income of R$ 23 million, mainly due to:

• The devaluation of the U.S. dollar against the real and the fact that Eletrobras hold significant portion of its receivables (net of liabilities) indexed to foreign currency, produced a positive effect on the Company's results in the third quarter of 2011. This quarter Eletrobrás recorded a net income of R$ 1,609 million due to exchange rate variation, while in the previous quarter was calculated a net loss of R$ 412 million due to currency fluctuations.

From January to September the financial result impacted positively  the end result of Eletrobras from R$ 2,561  million, was 82% higher than the result obtained in the same period last year, when it recorded a profit of R$ 1,411  million, primarily due to:

•          Revenue from commissions and interest rates declined by 20% from R$ 1,628 million in 2010 to R$ 1,302 million in 2011, mainly due to the capitalization of the subsidiary's debts Eletronuclear, seen in December 2010.

•          The devaluation of U.S. dollar against the real and the fact that Eletrobras hold significant portion of its receivables (net of liabilities, produced a positive result in the company from January to September. This year Eletrobras recorded a net revenue of R$ 974 million due to exchange rate variation, while in the first nine months of last year, it was found a net loss of R$ 280 million, resulting from currency fluctuations.

•          Regarding monetary variations resulting from internal price levels from January to September of 2011, the Company noted a gain of R$ 522 million. In 2010 was a gain of R$ 452 million, as shown below:

	PARENT COMPANY
	3rd Q 2011	2nd Q 2011	09/30/2011	09/30/2010
FINANCIAL RESULT
Financial Revenues
Interest income, commissions and fees	452,847	422,310	1,301,652	1,628,039
Income from financial investments	449,018	376,436	1,199,540	907,595
Arrears surcharge on electricity	20,413	4,742	29,611	-
Monetary restatement	167,887	204,667	522,419	451,771
Active exchange restatement	1,609,397	-	974,490	-
Other financial income	-	-	-	121,896

Financial Expenses
Debt Charges	-160,855	-157,864	-478,260	-490,111
Leasing charges	-	-	-	-
Charges on shareholders' funds	-179,167	-285,606	-830,070	-928,044
Exchange updates	-	-412,127	-	-280,421
Other financial expense	-65,232	-129,800	-158,728	-
	2,294,308	22,758	2,560,654	1,410,725

Marketletter – September 2011	Analysis of the Result of the Consolidated

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M index and the Dollar

2.3 .  Sale of electricity of Parent Company

a.        Itaipu

FINANCIAL RESULT - ITAIPU
	1st Quarter 11	2nd Quarter 11	3rd Quarter 11	Jan to Set 11

Energy sold Itaipu contract + CCEE	1,386	1,380	1,422	4,188
Revenue from Right to Reimbursement(1)	1,484	26	208	1,718
Others	17	15	67	99
Total Revenue	2,887	1,421	1,696	6,005

Energy purchased Itaipu Contract + CCEE	-1,303	-1,251	-1,327	-3,882
Expense from Right to Reimbursement (2)	-870	-16	-122	-1,008
Itaipu transfer	-80	-92	-286	-458
Others	0		-0	-0
Total Expenses	-2,253	-1,360	-1,735	-5,348

Net Op Revenue – Financial Asset/Tranfers from Itaipu(3)	634	61	-39	657

Marketletter – September 2011	Analysis of the Result of the Consolidated

The balance resulting from the sale of electricity from Itaipu Binational, shown on the Non-Current Assets amounted to R$ 4,077,301 million in September 30, 2011, equivalent to US$ 2,198,717 million (December 31, 2010 – R$ 1,910,996 million, equivalent to US$ 1,146,919 million), of which R$ 2,394,191 million, equivalent to US$ 1,291,086 million, will be transferred to Treasury until 2023 represented obligations to pay compensation in such amounts will be realized by being included in the rate the transfer to be practiced until 2023, not conditionated on future events.

In R$ million

In 2011	1st Quarter	2nd Quarter	3rd Quarter	Jan to Set 2011
Rights Results (RR) (1)	1,483	27	208	1,718
+ Exchange Results	-43	-139	630	448
Revenue from Right to Reimbursement	1,440	-112	838	2,166

Obligation Results (OR) (2)	871	16	122	1,009
Exchange Results	-25	-82	370	263
Expense from Right to Reimbursement	846	-66	492	1,272

Balance: RR - OR	594	-46	346	894

b .  Commercialization of electric energy – PROINFA

Trading operations of power within the PROINFA generated net loss in the third quarter of 2011 of R$ 160,877 million (December 31, 2010 – R$ 97,787 million positive), producing no effect on net income of company, this value being included under the Reimbursement Obligations.

3 . Provisions

3.1 Operating Provisions

	PARENT		CONSOLIDATED
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Guarantees	19,133	-	19,133	-
Contingencies	(65,502)	246,616	235,483	554,463
PCLD - Customers and Resellers	-	-	503,228	336,060
PCLD - Financing and Loans	47530	21910	47,530	21,910
PCLD – Credits from ICMS tax	-	416,792	-	-
Losses on AFAC's	373711	(53,660)	-	-
Unfunded liabilities in subsidiaries	64,142	1,050,416	64142	1,050,416
Losses on Investiments	-	-	567,053	-
Impairment	-	-	409,000	-
Others	6,138	(12,123)	(57,947)	23,354
	445,152	1,669,951	1,787,622	1,986,203

Marketletter – September 2011	Analysis of the Result of the Consolidated

3.2 Provisions for Legal Liabilities linked to legal proceedings

At the closing date of the financial statements, the Company has the following provisions for contingent liabilities by nature:

	PARENT		CONSOLIDATED
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
CURRENT
Labor	-	-	94,252	80,355
Taxable	-	-	102,275	105,013
Civil	-	-	88,480	63,368
Others	-	-	28,474	8,844
	-	-	313,481	257,580
NON-CURRENT
Labor	5,403	6,130	803,916	814,248
Taxable	-	-	160,703	177,294
Civil	1,219,662	1,284,437	3,098,779	2,672,024
Others	-	-	307,826	237,723
	1,225,065	1,290,567	4,371,224	3,901,289

	1,225,065	1,290,567	4,684,705	4,158,869

4 . Portfolio Financing and Loans

4.1  –  Financing and Loans Granted

By the end of this period, Company had contracts 1,060 loans and financing granted contracts (813 on December 31st,2010), totalizing R$ 27,233,028 at December 31st, 2010), totaling R$ 24.761.922 in December 31, 2010) as shown below:

	Controladora			Consolidado
Moeda	US$	%	R$	US$	%	R$
US$ Dollar	7,026,680	47.85	13,030,275	3,205,690	59.62	5,944,632
Real	7,374,432	50.22	13,675,147	2,171,032	40.38	4,025,961
Yen	244,503	1.66	453,406
EURO	40,013	0.27	74,200
Total	14,685,628	100	27,233,028	5,376,722	100	9,970,593

The long-term share of loans and loans from ordinary capital resources and industry, including transfers, are due to varying degrees, as shown below:

Marketletter – September 2011	Analysis of the Result of the Consolidated

4.2 – Financing Payable

Debtor – R$ thousand	set/11	dez/10
Eletrobras	6,044,124	5,546,686
Subsudiaries and SPEs	14,514,982	11,058,884
Itaipu	9,051,889	8,373,827
Sub Total	29,610,995	24,979,397
RGR	8,655,920	8,159,038
Total Financing	38,266,915	33,138,435

The Company ended this quarter with 14 contracts liabilities, including loans, financing and bonds, totaling R$ 14,700,046 (R$ 13,705,726 million at December 31, 2010), as shown below:

	Parent			Consolidated
Currency	US$ (equivalents)%		R$	US$ (equivalents)%		R$
US$ Dollar	3,017,953	38.07	5,596,493	7,919,693	38.38	14,686,278
REAL	4,650,393	58.66	8,626,689	12,457,275	60.37	23,100,771
EURO	57,395	2.54	106,434	57,395	0.28	106,434
YEN	201,376	0.72	373,432	201,376	0.98	373,432
Total	3,276,724	100.0	14,700,046	20,635,739	100.00	38,266,915

The long-term portion of loans and financing denominated in thousands of U.S. dollars, has set its matures planned as can be seen below:

Marketletter – September 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	09/30/11	12/31/10	09/30/11	12/31/10
Current Assets
Cash and cash equivalents	818,091	5,598,702	4,903,244	9,220,169
Restricted cash	2,177,270	2,058,218	2,177,270	2,058,218
Marketable securities	6,248,693	5,811,767	7,077,668	6,774,073
Accounts receivable	375,472	428,633	3,967,425	3,651,295
Financial asset of concession contracts	-	-	1,180,201	726,507
Itaipu financial asset	321,676	413,423	933,079	997,015
Loans and financing	3,211,632	2,644,139	1,493,494	1,359,269
Fuel consumption account - CCC	1,673,325	1,428,256	2,531,087	3,041,484
Investment remuneration	1,798,262	684,073	204,438	178,604
Fiscal assets deferred	1,693,528	1,370,133	2,560,078	1,825,905
Compensation rights	-	-	371,637	324,451
Sundry debts	313,527	173,255	786,601	478,367
Stored materials	620	607	374,616	378,637
Nuclear fuel inventories	-	-	297,972	297,972
Prepaid charges	-	-	74,904	40,418
Financial instruments	-	-	269,949	283,220
Other	155,525	228,149	1,663,824	805,631
	18,787,621	20,839,355	30,867,487	32,441,235
Non-Current Assets
Loans and financing	24,021,396	22,117,783	8,477,099	8,300,171
Accounts receivable	-	-	1,491,415	1,834,927
Marketable securities	788,215	761,750	796,050	769,905
Nuclear fuel inventories	-	-	540,404	523,957
Stored materials			295,510	275,599
Financial asset of concession contracts	-	-	26,671,746	24,995,626
Itaipu financial asset	1,687,316	824,574	17,565,337	15,648,086
Fiscal assets deferred	1,047,274	1,835,272	4,045,731	4,338,682
Guarantees and associated deposits	549,142	562,665	2,095,471	1,750,678
Fuel consumption account - CCC	706,726	785,327	1,175,454	1,156,926
Compensation rights	-	-	-	-
Financial instruments	-	-	261,489	297,020
Other	252,272	199,908	706,815	889,930
	29,052,341	27,087,279	64,122,521	60,781,507
Advances for shareholding participation	6,889,615	5,548,884	7,141	7,141
	35,941,956	32,636,163	64,129,662	60,788,648
Investments	51,577,726	52,035,980	4,695,165	4,724,647
Property, plant and equipment	111,006	101,848	50,879,835	46,682,498
Intangible
Concession contracts	-	-	833,433	932,509
Others	48,614	50,003	1,539,260	1,331,463
	51,737,346	52,187,831	57,947,693	53,671,117
Total Assets	106,466,923	105,663,349	152,944,842	146,901,000

Marketletter – September 2011

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	09/30/11	12/31/10	09/30/11	12/31/10
Current Liabilities
Loans and financing	432,865	275,908	3,981,465	1,868,465
Compulsory loan	15,049	16,191	15,760	16,925
Suppliers	274,622	365,965	4,367,881	5,165,765
Anticipated energy sales	299,453	302,100	343,551	341,462
Taxes payable	12,406	76,680	1,210,234	1,102,672
Fuel consumption account - CCC	2,759,562	2,579,546	2,759,562	2,579,546
Shareholders’ remuneration	3,280,148	3,340,024	3,330,691	3,424,520
Federal treasury credits	105,669	92,770	105,669	92,770
Estimated obligations	31,680	28,983	976,050	772,071
Reimbursement obligations	920,091	759,214	920,091	759,214
Employee postemployment benefits	11,000	-	351,361	330,828
Provision for contingencies	-	-	313,481	257,580
Fees as per regulations	-	-	811,348	584,240
Leasing	-	-	139,742	120,485
Concessions to pay	-	-	23,894	-
Financial instruments	-	-	297,352	237,209
Other	78,336	65,484	723,560	715,757
	8,220,881	7,902,865	20,671,692	18,369,509
Non-Current Liabilities
Loans and financing	14,267,181	13,429,818	34,285,450	31,269,971
Federal treasury credits	184,099	250,485	184,099	250,485
Compulsory loan	150,219	141,425	150,219	141,425
Taxes payable	-	-	1,218,283	1,217,649
Shareholders remuneration	3,061,358	5,601,077	3,061,358	5,601,077
Decommissioning obligations	-	-	391,789	375,968
Anticipated energy sale	-	-	890,990	928,653
Fuel consumption account - CCC	706,726	785,327	2,186,666	1,876,598
Provision for contingencies	1,225,065	1,290,567	4,371,224	3,901,289
Employee postemployment benefits	30,617	30,617	1,887,549	2,066,702
Provision for uncovered liabilities in subsidiaries	587,692	201,827	-	-
Leasing	-	-	1,770,064	1,694,547
Concessions to pay	-	-	1,228,001	834,215
Advances for future capital increase	136,741	5,173,856	136,741	5,173,856
Financial instruments	-	-	261,489	303,331
Other	395,439	551,371	2,511,035	2,365,315
	20,745,137	27,456,370	54,534,957	58,001,081

Stockholders’ Equity
Capital Stock	31,305,331	26,156,567	31,305,331	26,156,567
Capital reserve	26,048,342	26,048,342	26,048,342	26,048,342
Income reserve	16,590,993	16,804,851	16,590,993	16,804,851
Accumulated income	3,108,837	-	3,108,837	-
Equity valuation adjustment	225,816	163,335	225,816	163,335
Additional propose dividend	-	753,201	-	753,201
Other comprehensive income	221,586	377,818	221,586	377,818
Participation of non-controlling shareholders	-	-	237,288	226,296
	77,500,905	70,304,114	77,738,193	70,530,410
Total Liabilities and Stockholders’ Equity	106,466,923	105,663,349	152,944,842	146,901,000

Marketletter – September 2011

Statement of Income for the period ended on September 30

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Net Operating Revenues	1,876,555	1,413,390	20,689,462	19,075,696
Operating expenses
Personnel, material and services	340,483	324,207	5,603,092	5,244,590
Electricity purchased for resale	1,442,053	1,392,161	2,475,601	2,646,850
Fuel for electric power production	-	-	374,644	183,631
Use of basic transmission network	-	-	1,053,464	1,150,217
Remuneration and reimbursement	-	-	965,057	794,419
Depreciation and amortization	4,812	5,454	1,244,473	1,203,445
Construction	-	-	2,415,630	1,953,932
Operating provisions	445,152	1,669,951	1,787,622	1,986,203
Result to compensate – Itaipu	-	-	581,495	670,869
Contributions and donations	167,782	131,190	222,383	176,974
Other	151,805	87,209	720,204	509,871
	2,552,087	3,610,172	17,443,665	16,521,001
Operating result before financing result	(675,532)	(2,196,782)	3,245,797	2,554,695
Financing result
Financing revenues
Revenues from interest, commission and taxes	1,301,652	1,628,039	543,446	655,786
Revenues from financial applications	1,199,540	907,595	1,534,747	1,108,809
Electric energy accrued	29,611	-	261,482	262,234
Monetary corrections	522,419	451,771	341,194	382,254
Assets currency corrections	974,490	-	768,674	-
Other financial revenues	-	121,896	-	300,102
Financial expenses
Debt charges	(478,260)	(490,111)	(1,237,352)	(1,198,339)
Leasing charges	-	-	(268,539)	(249,336)
Shareholders resources charges	(830,070)	(928,044)	(980,282)	(957,964)
Liabilities currency corrections	-	(280,421)	-	(221,871)
Other financial expenses	(158,728)	-	(399,983)	-
	2,560,654	1,410,725	563,387	81,675
Result before participations	1,885,122	(786,057)	3,809,184	2,636,370
Participations result	1,820,487	2,802,727	576,086	472,337
Result before Income tax and social contribution	3,705,609	2,016,670	4,385,270	3,108,707
Income tax	(389,393)	(216,688)	(869,760)	(767,234)
Social Contribution	(140,713)	(79,492)	(321,136)	(594,849)
Net income (loss) for the period	3,175,503	1,720,490	3,194,374	1,746,624
Part attributable to the controlling shareholders	3,175,503	1,720,490	3,175,503	1,720,490
Part attributable to the non-controlling shareholders	-	-	18,871	26,134
Net income (loss) per share	R$2.80	R$1.52	R$2.82	R$1.54

Marketletter – September 2011

Cash Flow for the period ended on September 30

(R$ thousand)

	Parent company		Consolidated
Operating Activities	2011	2010 (reclassified)	2011	2010 (reclassified)
Net income before income tax and social contribution	3,705,609	2,016,670	4,385,270	3,108,707
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	4,812	5,454	1,181,236	1,140,070
Amortização do intangível - Distribuição	-	-	63,237	63,375
Net monetary/exchange variations	(678,149)	400,573	(479,368)	1,441,869
Financial charges	(1,084,850)	(1,404,600)	151,012	(683,439)
Receita de ativo financeiro (TIR)	-	-	(2,043,105)	(1,835,095)
Amortização de ativo financeiro (RAP)	-	-	1,732,302	1,611,454
Equity method result	(1,820,487)	(2,802,726)	(576,086)	(472,336)
Provision for uncovered liabilities	373,711	(53,660)	-	-
Provision for credits of questionable liquidation	47,530	21,910	550,758	357,970
Provision for contingencies	(65,502)	246,616	235,483	554,463
Provisão para redução ao valor recuperável de ativos	-	-	409,000	-
Provision for complementary securities	-	-	(3,259)	73,121
Provision for losses with investment	64,142	1,050,416	64,142	1,050,416
Charges on RGR	261,458	244,969	412,081	300,826
Adjustment present value	-	-	17,313	(52,065)
Minority participation result	-	-	(28,589)	(59,459)
Financial charges on stockholders equity	830,070	331,310	980,282	957,964
Loss/Income sales of assets	-	-	24,250	18,521
Financial instruments - derivatives	-	-	82,937	(34,949)
Other	(168,555)	(108,993)	147,306	(211,490)
	(2,235,820)	(2,068,731)	2,920,931	4,221,215
(Increases) decreases in operating assets
Restricted cash	(119,052)	(415,319)	(119,052)	(415,319)
Consumers and resellers	53,161	(177,011)	27,382	(971,436)
Marketable securities	(463,391)	383,363	(329,741)	950,504
Fuel consumption account - CCC	(166,468)	(551,121)	491,869	(1,281,872)
Reimbursement rights	-	0	(47,186)	(86,824)
Debtors	(140,272)	(231,195)	(308,234)	(342,589)
Stored materials	(13)	(377)	(15,890)	318,283
Expenses paid in advance	-	-	(16,447)	(259,056)
Financing instruments	-	-	(34,486)	(11,451)
Financial asset of concession contracts	-	-	48,802	(93,510)
Itaipu financial assets	(770,995)	(54,455)	(1,853,314)	1,016,683
Others	20,260	(55,938)	(675,077)	(1,373,520)
	(1,586,770)	(1,102,053)	(2,831,375)	(2,550,108)
Increases (decreases) in operating liabilities
Compulsory loan	7,652	20,842	7,629	20,842
Suppliers	(91,343)	(39,666)	(797,884)	660,439
Anticipated energy sale	(2,647)	280,960	(35,574)	243,268
Fuel consumption account - CCC	101,415	718,028	490,084	1,147,213
Concession to pay	-	-	417,680	(668,512)
Leasing	-	-	94,774	50,069
Estimated obligations	2,697	3,559	203,979	231,676
Reimbursement obligations	160,877	431,355	160,877	431,355
Regulatory charges	-	-	227,108	(10,390)
Financial instruments	-	-	18,301	(54,386)
Others	(143,080)	92,820	153,522	189,450
	35,571	1,507,898	940,496	2,241,023
Resources from (applied in) operating activities	(81,410)	353,784	5,415,322	7,020,836
Payment of Financial Charges	(268,663)	(203,393)	(1,101,405)	(878,478)
Payment of Global Reversion Reserve (RGR) charges	(200,850)	(629,839)	(354,486)	(797,796)
Financial Charges receivable	991,333	1,297,163	253,482	615,319
Payment of Income Tax and Social Contributions	(472,486)	(79,874)	(966,063)	(562,063)
Recebimento de remuneração de investimentos em part. societárias	1,094,281	918,949	358,696	875,776
Judicial Deposits	31,844	(19,923)	(154,722)	(147,103)
	1,094,049	1,636,867	3,450,824	6,126,491
Financing Activities
Loans and financing obtained – long-term	4,701	29,585	3,146,071	613,484
Loans and financing paid	(785,475)	(128,426)	(1,611,949)	(780,271)
Shareholders remuneration - paid	(4,040,258)	(3,352,753)	(4,063,609)	(2,616,405)
Payment of refinancing of taxes and contributions (principal)	-	-	(54,802)	(69,131)

Marketletter – September 2011

Recebimento de Adto para Futuro Aumento de Capital (AFAC)	-	-	151,629	-
Compulsory loan and Global Reversion Reserve	946,426	688,878	946,426	688,878
Others	-	29,639	197,355	249,328
Resources from (applied in) financing activities	(3,874,606)	(2,733,077)	(1,288,879)	(1,914,117)
Investment Activities
Loans and financing - granted	(2,306,147)	(2,904,808)	(261,206)	(3,804,970)
Loans and financing - received	1,656,096	4,488,503	896,801	2,069,645
Received renegotiated energy credits	-	-	177,894	251,414
Acquisition of property, plant and equipment	(12,533)	(907)	(5,461,119)	(2,780,627)
Acquisition of intangible assets	-	-	(119,337)	(49,075)
Acquisition of intangible assets – distribution	-	-	(33,949)	(108,128)
Acquisition of intangible assets - transmission	-	-	(1,609,225)	(373,444)
Acquisition/capital increase in corporate participations	(167,601)	(1,412,474)	-	(315,208)
Advance for future capital increase - concession	(1,169,868)	-	-	-
Others	-	7,843	(68,729)	157,151
Resources from (applied in) investment activities	(2,000,053)	178,157	(6,478,870)	(4,953,242)
Increase (reduction) in cash and cash equivalent	(4,780,611)	(918,053)	(4,316,925)	(740,868)
Cash and cash equivalent – beginning of period	5,598,702	5,576,540	9,220,169	8,617,294
Cash and cash equivalent – end of period	818,091	4,658,487	4,903,244	7,876,426
	(4,780,611)	(918,053)	(4,316,925)	(740,868)

Marketletter – September 2011

Structure of  Eletrobras

Capital structure

 As at September 30, 2011  the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
Total	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Gov.	552,968,382	50.87%			2,252	0.00%	552,970,634	40.88%
BNDESPAR	180,757,951	16.63%			18,691,102	7.04%	199,449,053	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
Caixa Econ. Federal - CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Under CBLC Custody	221,439,414	20.37%	84,997	57.85%	194,510,561	73.28%	416,034,972	30.76%
Residents	56,490,457	5.20%	84,996	57.85%	49,816,612	18.77%	106,392,065	7.87%
Non-residents	88,700,063	8.16%	1	0.00%	107,309,594	40.43%	196,009,658	14.49%
ADR Prog.	76,248,894	7.01%			37,384,355	14.08%	113,633,249	8.40%
Others	222,565	0.02%	61,923	42.15%	24,751,697	9.32%	25,036,185	1.85%
Residents	194,836	0.02%	61,896	42.13%	24,747,695	9.32%	25,004,427	1.85%
Non-residents	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Marketletter – September 2011

Eletrobras Shareholders

The amount of shareholders decreased 5.1% between September 30 2010 and September 31 2011. There was a decrease of 16.4% of common shareholders and an increase of 1.6 % of preferred shareholders.

Between September 30 2010 and September 31 2011, there was a decrease of 5.5% of resident shareholders. Concerning the non-resident shareholders, between September 30 2010 and September 31 2011 there was a decrease in share participation of 9.1%.

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During the first nine months of 2011 Eletrobras’ preferred shares (ELET6) had a devaluation of 14.4% closing at R$ 21.48. The maximum price achieved by those shares was R$ 29.81 on April 6, and the lowest price registered was R$ 20.11 on August 11. The quotations related are values ex-dividend.

Marketletter – September 2011

Eletrobras ON - ELET3

During the first nine months of 2011 Eletrobras’ preferred shares (ELET6) had a devaluation of 24.0% closing at R$ 16.2. The maximum price achieved by those shares was R$ 24.51 on April 6, and the lowest price registered was R$ 15.29 on August 9. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Index Number 09/30/2010 = 100 and ex-dividend quotations.

Financial Trading Volume (Daily Average) at the BM&FBOVESPA

Values in R$ thousand.

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the first nine months of 2011 Eletrobras’ ADRs preferred shares had a devaluation of 25.4% closing at U$ 11.69. The maximum price achieved by those shares was U$ 18.97 on April 6. The lowest price registered was U$ 11.51 on September 30. The quotations related are values ex-dividend. The ADRs outstanding at the end of the first nine months was 35,348,355.

Marketletter – September 2011

EBR - Ações Ordinárias da Eletrobras

During the first nine months of 2011 Eletrobras’ ADRs common shares had a devaluation of 33.6% closing at U$ 8.77. The maximum price achieved by those shares was U$ 15.64 on April 8. The lowest price registered was U$ 8.61 on September 30. The quotations related are values ex-dividend. The ADRs outstanding at the end of the first nine months was 76,248,894.

Trading Volume (Daily Average) at the NYSE

Values in thousand of shares.

Latibex (Mercado de ações latino-americanas existente na Bolsa de Madri)

XELTB

During the first nine months of 2011 Eletrobras’ Latibex preferred shares had a devaluation of 29.8% closing at € 8.56. The maximum price achieved by those shares was € 14.8 on April 6, and the lowest price registered was € 8.46, on September 28.

XELTO

During the first nine months of 2011 Eletrobras’ Latibex common shares had a devaluation of 37% closing at € 6.37. The maximum price achieved by those shares was € 11.11 on April 8, and the lowest price registered was € 6.01 on September 23.

Trading Volume (Daily Average) at the Madrid Stock Exchange

Values in number of shares.

Marketletter – September 2011

Exchange rate performance between June 2010 and June 2011

Index Number 09/30/2010 = 100.

Number of employees – 09/30/11

Rio de Janeiro

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
497	181	18		192	171	1,059

Complementary work force – 09/30/11

Others
177

Brasília

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
2	2	1		12	1	18

Complementary work force – 09/30/11

Others
24

Marketletter – September 2011

Partnerships

SPC / Consortium	Enterprises	Eletrobras Participation (%)	Investment R$MM	Other Shareholders (%)	Installed Capacity MW	Assured Energy (MW average)	Beginning of construction	Beginning of Operation	End of concession
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	UEE Mangue Seco 2	49	103.95	Petrobras - 51.00%	26.00	12.08	dec/10	may/12	jun/45
Norte Energia S.A.	UHE Belo Monte	15	25,885.10	Eletronorte(19.98%) Chesf (15.0%) Petros(10.0%) Bolzano(10.0%) Vale(9.0%) Caixa FI CEVIX(5.0%) Queiroz Galvão(2.51%) OAS(2.51%) FUNCEF(2.5%) Galvão(1.25%) Mendes Junior(1.25%) Serveng(1.25%) Contern(1.25%) Cetenco(1.25%) J.Malucelli(1.0%) Sinobras(1.0%) J.Malucelli Energia(0.25%)	11,233.10	4,571.00	jun/11	feb/15	aug/45

The information related to the generation, transmission and distribution companies are in the Attachment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.